# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mediaco Holding Inc., CIK 0001784254
CUSIP: 58450D104
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 48 West 25th Street, Third Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Joseph Virgilio, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 35,257,690; shared voting power 0; sole dispositive power 35,257,690; shared dispositive power 0; aggregate amount beneficially owned 35,257,690 (46.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Mediaco Holding Inc.
Address of issuer's principal executive offices: 48 West 25th Street, Third Floor, New York, New York (NY), 10010
Comment:
Explanatory Note

This statement on Schedule 13D (the "Schedule 13D") (i) constitutes an initial statement on Schedule 13D for BlackRock Portfolio Management LLC ("BPM"), an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock"), and (ii) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 24, 2024, as amended by Amendment No. 1 filed with the SEC on March 12, 2025 and Amendment No. 2 filed with the SEC on May 5, 2025 (as so amended, the "HPS Schedule 13D"), by and on behalf of (a) Scott Kapnick, (b) HPS Group GP, LLC ("HPS Group") and (c) SLF LBI Aggregator, LLC ("Aggregator") (collectively with Mr. Kapnick and HPS Group, the "HPS Entities"). Capitalized terms used in this Schedule 13D and not otherwise defined have the meanings set forth in the HPS Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by BPM, a Delaware limited liability company and an indirect wholly-owned subsidiary of BlackRock, on behalf of the Reporting Business Units (as defined below).

In accordance with SEC Release No. 34-39538 (January 12, 1998), BPM is reporting securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities is disaggregated from that of the Reporting Business Units in accordance with such release.
Residence or business address: The principal office and business address of BPM is 50 Hudson Yards, New York, NY 10001.
Present principal occupation or employment: Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference. BPM does not have any executive officers or directors.
Criminal convictions in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Citizenship: Current information concerning the identity and background of each of the Covered Persons is set forth on Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 3, 2024, BlackRock entered into a definitive agreement (as amended, restated or supplemented from time to time, the "Transaction Agreement") to acquire 100% of the business and assets of the HPS Investment Partners, including the HPS Entities, for a total consideration of approximately $12 billion in 12.1 million units ("SubCo Units") of a wholly-owned subsidiary of BlackRock, which will be exchangeable into shares of BlackRock common stock on a 1:1 basis (subject to customary adjustments) (the "HPS Transaction"). Approximately 25% of the total consideration has been deferred and is expected to be issued in approximately five years, subject to the satisfaction of certain post-closing conditions. In addition, there is potential for additional consideration to be earned of up to 1.6 million SubCo Units, that is based on financial performance milestones measured and paid in approximately five years. The shares of BlackRock common stock that may be issued upon the exchange of the SubCo Units will be issued pursuant to an effective registration statement or in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The HPS Transaction closed on July 1, 2025.

BPM has been delegated authority to file this Schedule 13D with respect to the 35,257,690 shares of Class A Common Stock beneficially owned by the HPS Entities as of July 1, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the HPS Transaction was for BlackRock to acquire the business and assets of the HPS Entities. The HPS Entities acquired the securities described in this Schedule 13D for investment purposes. BlackRock formed BPM and established certain information and decision-making barriers between its business units, such that BPM will report the securities beneficially owned, or deemed to be beneficially owned, by the Reporting Business Units.

The information in Item 4 of the HPS Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock.

The aggregate percentages of shares of Class A Common Stock reported as beneficially owned by the Reporting Business Units were calculated based on 48,268,088 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 20, 2025, plus 28,206,152 shares of Class A Common Stock issuable upon exercise of certain warrants beneficially owned by certain HPS Entities.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Class A Common Stock were effected by the Reporting Business Units during the 60-day period ended July 1, 2025.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Stock that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 6 of the HPS Schedule 13D is incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class A Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information in Item 7 of the HPS Schedule 13D is incorporated herein by reference.

Exhibit 10: Power of Attorney, dated July 1, 2025, relating to BPM.
Annex A

## Signatures
- BlackRock Portfolio Management LLC: /s/ Joseph Virgilio, Attorney-in-Fact (07/03/2025)